Exhibit 12

GAS TRANSMISSION NORTHWEST CORPORATION

EXHIBIT 12 - RATIO OF EARNINGS TO FIXED CHARGES

	2004		2003	2002	2001	2000
	(Dollars in Millions)
Earnings
Income (loss) from Continuing Operations	$(7.4)		$53.9	$79.0	$76.4	$58.4
Adjustments:
Income taxes	6.8		34.9	43.7	34.5	37.4
Fixed charges (as below)	39.0		39.9	38.9	38.0	40.9

Total adjusted earnings	$38.4		$128.7	$161.6	$148.9	$136.7

Fixed charges:
Net interest expense	$38.2		$39.2	$35.2	$37.0	$40.4
Adjustments:
Interest component of rents	0.3		0.3	0.4	0.3	0.1
AFUDC debt	0.5		0.4	3.3	0.7	0.4

Total fixed charges	$39.0		$39.9	$38.9	$38.0	$40.9

Ratio of earnings to fixed charges	1.0	(a)	3.2	4.2	3.9	3.3

Amount of deficiency	$0.7

(a)	Removing the impact of the charge to other income and (income deductions) for the Liberty Matter of $95.4 million and the $30.0 million tax effect thereof, net income would have been $58.0 million and the resulting ratio of earnings to fixed charges would have shown as 3.4.